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SEC FILE NUMBER
001-15849

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Santander BanCorp

Full Name of Registrant
N/A

Former Name if Applicable
207 Ponce de Leon Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00917

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Santander BanCorp (the “Company”) will not be able to file its quarterly report on Form 10Q for the quarter ended March 31, 2008 (the “First Quarter 10Q”) by the prescribed deadline of May 12, 2008 due to the implementation by the Company of Statements of Financial Accounting Standards (SFAS) # 157 “Fair Value Measurements”, which became effective on January 1, 2008. The Company expects to file the First Quarter 10Q on or before May 19, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Maria Calero	787	777-4437
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Considering the items described in Part III above, the Company estimates that results of operations for the first quarter ended March 31, 2008 will reflect a net income of approximately $17.7 million or $0.38 per share, compared to a net income of approximately $11.7 million or $0.25 per share for the same period in 2007. This estimate for the quarter ended March 31, 2008 is based on preliminary information and is subject to change as the Company completes the preparation of its unaudited financial statements to be included in the First Quarter 10Q. The Corporation's financial results for the three-month periods ended March 31, 2008 were significantly impacted by the following:
•	The Corporation’s net interest income for the three months ended March 31, 2008 was $84.6 million, an increase of $5.2 million, or 6.6%, compared with $79.4 million for the three months ended March 31, 2007. This improvement was mainly due to a decrease in interest expense of $13.2 million or 15.1% when compared with the same period in 2007. The average cost of funds on interest-bearing liabilities experienced a decrease of 80 basis points from 4.79% for the first quarter ended March 31, 2007 to 3.99% for the first quarter ended March 31, 2008. The interest income reflected a reduction of $8.1 million or 4.8% for the three months ended March 31, 2008 compared to the same period in 2007 due to decreases of $4.7 million or 3.2% and $2.8 million or 16.5% in interest income on loans and investment securities, respectively, for the first quarter ended March 31, 2008.

•	The provision for loan losses increased $17.6 million or 79.7% for the quarter ended March 31, 2008 compared to the same period in 2007.

•	An increase of approximately $18.3 million or 53.8% in non-interest income for the quarter ended March 31, 2008 principally attributed to higher fees in broker-dealer, asset management and insurance fees of $5.7 million, a favorable valuation adjustment on derivatives of approximately $3.9 million resulting from the adoption of new accounting standards, a net increase in gains on sale of securities and loans of approximately $2.0 million and a gain of approximately $8.6 million on the sale of a portion of the Corporation’s investment in Visa, Inc. in connection with the Visa’s Inc. initial public offering. These increases were partially offset by a unfavorable valuation adjustment of approximately $1.6 million recognized on mortgage loans held for sale.
This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties. Except as required by applicable law or regulation, the Corporation undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Santander BanCorp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ Maria Calero

Maria Calero
Chief Accounting Officer